UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

HAMILTON BEACH BRANDS HOLDING COMPANY

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

40701T 104

(CUSIP Number)

Britton T. Taplin

5910 South University Boulevard, Unit C-18

Greenwood Village, Colorado 80121-2879

(303) 892-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beatrice B. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 174,912
	8	SHARED VOTING POWER 798,436
	9	SOLE DISPOSITIVE POWER 174,912
	10	SHARED DISPOSITIVE POWER 798,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 973,348
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.70%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Britton T. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,336
	8	SHARED VOTING POWER 821,950
	9	SOLE DISPOSITIVE POWER 120,336
	10	SHARED DISPOSITIVE POWER 821,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,286
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.39%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank F. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,528
	8	SHARED VOTING POWER 810,440
	9	SOLE DISPOSITIVE POWER 82,528
	10	SHARED DISPOSITIVE POWER 810,440

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,968
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.90%
14	TYPE OF REPORTING PERSON* IN

Part II to Schedule D

This Amendment No. 1 to Schedule 13 D (this “Amendment No. 1”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class A Common Stock (“Class A Common”) of Hamilton Beach Brands Holding Company (the “Company”) held by Abigail II LLC, a Colorado limited liability company (“Abigail II”), that appeared in the Schedule 13D filed on June 6, 2022 (the “Initial Filing” and, together with Amendment No. 1, the “Filings”). This Amendment No. 1 updates certain information with respect to certain Reporting Persons under the Filings. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2. Identity and Background.

The statements under the heading Frank F. Taplin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Frank F. Taplin. Mr. Frank Taplin’s address is 4470 W Sunset Blvd. PMB 107-686, Los Angeles, California 90027. He is self-employed.

Item 5. Interest in Securities of the Issuer.

The statements under the heading Beatrice B. Taplin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Beatrice B. Taplin. Ms. Taplin has the sole power to vote and dispose of 174,912 shares of Class A Common. Ms. Taplin is deemed to share with National City Bank the power to vote and dispose of 100,236 shares of Class A Common, held in trust for her grandkids, for which she is a co-trustee and is deemed to share with the Taplin Family the power to vote and dispose of 698,200 shares of Class A Common held in a trust for Abigail II. Collectively, the 973,348 shares of Class A Common beneficially owned by Ms. Taplin constitute approximately 9.70% of the Class A Common outstanding as of December 31, 2022.

The statements under the heading Britton T. Taplin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Britton T. Taplin. Mr. Taplin has the sole power to vote and dispose of 120,336 shares of Class A Common. Mr. Taplin is deemed to share with his spouse (DiAhn E. Taplin) the power to vote and dispose of 11,510 shares of Class A Common and is deemed to share with the Taplin Family the power to vote and dispose of 112,240 shares of Class A Common held in trust for Abigail, LLC for which Mr. Taplin is a co-trustee with the Taplin Family and is deemed to share with the Taplin Family the power to vote and dispose of 698,200 shares of Class A Common held in a trust for Abigail II. Collectively, the 942,286 shares of Class A Common beneficially owned by Mr. Taplin constitute approximately 9.39% of the Class A Common outstanding as of December 31, 2022.

The statements under the heading Frank F. Taplin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Frank F. Taplin. Mr. Frank Taplin has the sole power to vote and dispose of 82,528 shares of Class A Common. Mr. Frank Taplin is deemed to share with the Taplin Family the power to vote and dispose of 112,240 shares of Class A Common held in trust for Abigail, LLC for which Mr. Taplin is a co-trustee with the Taplin Family and is deemed to share with the Taplin Family the power to vote and dispose of 698,200 shares of Class A Common held in a trust for Abigail II. Collectively, the 892,968 shares of Class A Common beneficially owned by Mr. Frank Taplin constitute approximately 8.90% of the Class A Common outstanding as of December 31, 2022.

[Signatures begin on the next page.]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

ABIGAIL II LLC

By:	/s/ Britton T. Taplin
Britton T. Taplin
Manager

REPORTING PERSONS

/s/ Britton T. Taplin
Name: Britton T. Taplin on behalf of himself and as:

Attorney-in-Fact for Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between PNC Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin*

Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Frank F. Taplin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 5.